UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of November 2025

001-36345

(Commission File Number)

GALMED PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

c/o Meitar Law Offices Abba Hillel Silver Rd.,

Ramat Gan, 5250608

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On November 17, 2025, Galmed Pharmaceuticals Ltd. issued a press release entitled “Galmed Announces Top-line Results in Oncology MoA Studies: A 3-drug combination of Aramchol, Stivarga® and Metformin Significantly Enhanced GI Tumor Cells, Killing In-vivo and In-vitro.”

A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release, dated November 17, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Galmed Pharmaceuticals Ltd.

Date: November 17, 2025	By:	/s/ Allen Baharaff
Allen Baharaff
President and Chief Executive Officer